Exhibit 99.1

NewcelX Publishes Peer-Reviewed Study Demonstrating Broad
Therapeutic Potential of its Stem Cell Technology Platform

Study published in Stem Cell Reports demonstrates that AstroRx® - a therapy derived from NewcelX’s platform - addresses key barriers to remyelination with potential to treat chronic demyelinating diseases including MS

Showcases scalability and broad therapeutic potential of the Company’s stem cell therapy platform as it advances a potential cure for type 1 diabetes

ZURICH, Switzerland, June 15, 2026 - NewcelX Ltd. (Nasdaq: NCEL), a clinical-stage regenerative medicine company developing stem-cell-derived therapies, today announced the publication of a peer-reviewed study in Stem Cell Reports, investigating the potential of AstroRx®, a clinical-grade human embryonic stem cells (“hESC”)-derived astrocyte therapy, which recently completed a successful Phase 1/2a clinical trial in amyotrophic lateral sclerosis (“ALS”), as a novel and translationally relevant cell therapy for multiple sclerosis (“MS”), and other chronic demyelinating diseases. The publication further validates NewcelX’s ability to develop novel cell therapies through its stem cell technology platform, designed to generate scalable therapeutic assets across multiple applications.

The full paper can be found here.

The study, titled “Pro-repair properties of a human embryonic stem cell–derived astrocyte cell therapy in experimental multiple sclerosis,” was developed in collaboration with researchers at several highly regarded institutions, including the Hebrew University of Jerusalem Hadassah Medical School. Data demonstrated that AstroRx® addresses key barriers to remyelination by enhancing myelin debris clearance, sustaining a pro-repair inflammatory environment, and promoting the differentiation of oligodendrocyte progenitor cells (“OPCs”) into mature oligodendrocytes. These effects were observed both in-vitro and in an in-vivo lysolecithin-induced demyelination model.

“This latest publication showcases the strength of our platform and proof of concept for our stem cell technology, as we aim to deliver innovative solutions across complex diseases. Furthermore, it underscores our ability to advance a broad pipeline of assets while we develop our lead candidate NCEL-101 for the treatment of type 1 diabetes,” said Ronen Twito, Executive Chairman and Chief Executive Officer of NewcelX.

Key findings from the study include the potential for AstroRx® to:

●	enhance myelin debris clearance by microglia,

●	support lymphocyte-mediated immune regulation, and

●	accelerate oligodendrocyte progenitor cell (“OPC”) differentiation into oligodendrocytes.

About Stem Cell Reports

Stem Cell Reports is an open access forum communicating basic discoveries in stem cell research, in addition to translational and clinical studies. Stem Cell Reports focuses on manuscripts that report original research with conceptual or practical advances that are of broad interest to stem cell biologists and clinicians.

Given the rapidly increasing impact of stem cell research to regenerative medicine and tissue engineering, Stem Cell Reports encourages the submission of manuscripts whose scope bridges these fields of research. The journal also encourages the submission of reports of robust new methodologies with biological significance and/or the potential to advance the application of basic research from the laboratory to the clinic. Stem Cell Reports promotes transparency in stem cell research and related fields of research through the publication of confirmatory findings, negative results, and adverse events.

For further information visit: https://www.cell.com/stem-cell-reports/home

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

Social Media: LinkedIn, Facebook, X, Instagram

Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses its ability to develop novel cell therapies through its stem cell technology platform, designed to generate scalable therapeutic assets across multiple applications, its aim to deliver innovative solutions across complex diseases and its ability to advance a broad pipeline of assets. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals; our ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties; that our financial position raises substantial doubt about our ability to continue as a going concern; our ability to maintain listing and effectively comply with the listing requirements of the Nasdaq; changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials, including our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all; competitive companies, technologies and our industry; the development and commercialization, if any, of any other product candidates that we may seek to develop; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; our ability to establish and maintain strategic partnerships and other corporate collaborations; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; delays in developing or introducing new technologies, products, or applications; competitive pressures that could reduce market share or pricing; the overall global political and economic environment in the countries in which we operate; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel.. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX.

Investor Contact

Valter Pinto, Managing Director
KCSA Strategic Communications
newcelx@kcsa.com
212.896.1254

Company Contact

Sarah Bazak
InvestorRelations@newcelx.com